China Security & Surveillance Technology, Inc.
4/F, East 3/B, Saige Science & Technology Park
Huaqiang, Shenzhen, China 518028
Tel: 86-755-82420906
Fax: 86-755-82407371

October 10, 2006

By Edgar Transmission and by facsimile

Mr. Wilson K. Lee
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China Security & Surveillance Technology, Inc.
Form 20-F for the Year Ended December 31, 2005
Filed June 28, 2006
File No. 000-50917

Dear Mr. Lee:

On behalf of China Security & Surveillance Technology, Inc. (“CSST” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 4, 2006 (the “Comment Letter”), providing the Staff’s comments with respect to the above referenced annual report on Form 20-F (the “Annual Report”).

For the convenience of the Staff, each of the Staff’s comment is reprinted in bold and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 60

1. We have read your response to comment one. For projects for which installation had not been completed, you state all revenue was deferred consistent with SAB 104. In future filings, please revise your existing revenue recognition disclosures to be consistent with the information provided in your supplemental response.

CSST Response: We will revise our revenue recognition disclosures per the Staff’s comments in our future filings.

If you have any questions or comments regarding the foregoing information, please contact the undersigned at (01186-755) 82420906 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest, our outside special securities counsel at (202) 508-4281.

Sincerely,

China Security & Surveillance Technology, Inc.

By: /s/ Terence Yap
Terence Yap
Vice Chairman